                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          THE PETERSEN COMPANIES, INC.
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                                (NAME OF ISSUER)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)

                                  716335 10 4
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                                 (CUSIP NUMBER)

                                 DEREK WALMSLEY
                             EMAP ACQUISITION CORP.
                                  C/O EMAP PLC
                                1 LINCOLN COURT
                               LINCOLN COURT ROAD
                              PETERBOROUGH PE1 2RF
                                    ENGLAND
                                 (01733) 568900

                                 DEREK WALMSLEY
                                    EMAP PLC
                                1 LINCOLN COURT
                               LINCOLN COURT ROAD
                              PETERBOROUGH PE1 2RF
                                    ENGLAND
                                 (01733) 568900

                                 WITH A COPY TO

                               RICHARD HALL, ESQ.
                            CRAVATH, SWAINE & MOORE
                               825 EIGHTH AVENUE
                               NEW YORK, NY 10019
                                 (212) 474-1000
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                               DECEMBER 15, 1998
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec.240.13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 716335 10 4

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            Names of Reporting Persons
     1      Identification Nos. of Above Persons (entities only)
            EMAP ACQUISITION CORP. (51-0385904)
----------------------------------------------------------------------------------------------------------
            Check the Appropriate Box if a Member of a Group (See Instructions)              (a)  [ ]
     2                                                                                       (b)  [ ]
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            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            Source of Funds (See Instructions)
     4
            AF
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            Check if Disclosure of Legal Proceedings is Required
     5      Pursuant to Items 2(d) or 2(e)                                                        [ ]
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            Citizenship or Place of Organization
     6
            DELAWARE
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               Number of
                 Shares
              Beneficially
             Owned by Each
               Reporting
              Person with
                                                     Sole Voting Power
                                              7
                                         -----------------------------------------------------------------
                                                     Shared Voting Power
                                              8
                                                     18,406,656 *+ (CLASS A COMMON STOCK)
                                         -----------------------------------------------------------------
                                                     Sole Dispositive Power
                                              9
                                         -----------------------------------------------------------------
                                                     Shared Dispositive Power
                                             10
                                                     18,406,656 *+ (CLASS A COMMON STOCK)
----------------------------------------------------------------------------------------------------------
            Aggregate Amount Beneficially Owned by Each Reporting Person
    11
            18,406,656 *+ (CLASS A COMMON STOCK)
----------------------------------------------------------------------------------------------------------
            Check Box if the Aggregate Amount in Row (11) Excludes
    12      Certain Shares (See Instructions)                                                     [ ]
----------------------------------------------------------------------------------------------------------
            Percent of Class Represented by Amount in Row (11)
    13
            APPROXIMATELY 66.03% OF THE CLASS A COMMON STOCK OUTSTANDING ON A FULLY DILUTED BASIS AS OF
            DECEMBER 15, 1998*+
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            Type of Reporting Person (See Instructions)
    14
            CO
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

* See Note on page 3.

+ See Note on page 4.

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

CUSIP NO. 716335 10 4

----------------------------------------------------------------------------------------------------------
            Names of Reporting Persons (entities only)
     1      Identification No. of Above Persons
            EMAP plc
----------------------------------------------------------------------------------------------------------
            Check the Appropriate Box if a Member of a Group (See Instructions)              (a)  [ ]
     2                                                                                       (b)  [ ]
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            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            Source of Funds (See Instructions)
     4
            BK, OO
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            Check if Disclosure of Legal Proceedings is Required
     5      Pursuant to Items 2(d) or 2(e)                                                        [ ]
----------------------------------------------------------------------------------------------------------
            Citizenship or Place of Organization
     6
            ENGLAND
----------------------------------------------------------------------------------------------------------

               Number of
                 Shares
              Beneficially
             Owned by Each
               Reporting
              Person with

                                              7      Sole Voting Power
                                         -----------------------------------------------------------------
                                                     Shared Voting Power
                                              8
                                                     18,406,656*+ (CLASS A COMMON STOCK)
                                         -----------------------------------------------------------------
                                                     Sole Dispositive Power
                                              9
                                         -----------------------------------------------------------------
                                                     Shared Dispositive Power
                                             10
                                                     18,406,656*+ (CLASS A COMMON STOCK)
----------------------------------------------------------------------------------------------------------
            Aggregate Amount Beneficially Owned by Each Reporting Person
    11
            18,406,656*+ (CLASS A COMMON STOCK)
----------------------------------------------------------------------------------------------------------
            Check Box if the Aggregate Amount in Row (11) Excludes
    12      Certain Shares (See Instructions)                                                     [ ]
----------------------------------------------------------------------------------------------------------
            Percent of Class Represented by Amount in Row (11)
    13
            APPROXIMATELY 66.03% OF THE CLASS A COMMON STOCK OUTSTANDING ON
            A FULLY DILUTED BASIS AS OF DECEMBER 15, 1998*+
----------------------------------------------------------------------------------------------------------
            Type of Reporting Person (See Instructions)
    14
            CO
----------------------------------------------------------------------------------------------------------

* On December 15, 1998, EMAP plc ("Parent") and EMAP Acquisition Corp. (the "Purchaser") entered into a Stockholders' Agreement (the "Stockholder Agreement") with certain of the directors and executive officers of The Petersen Companies, Inc., a Delaware corporation (the "Company"), and certain other persons (collectively, the "Selling Stockholders") pursuant to which each Selling Stockholder has unconditionally agreed to tender into the Offer (as defined in the Offer to Purchase (as defined below)), and not to withdraw therefrom, all the shares of Class A Common Stock, par value $0.01 per share (the

  "Class A Shares"), and Class B Common Stock, par value $0.01 per share (the "Class B Shares" and, together with the Class A Shares, the "Shares"), of the Company that such Selling Stockholder owned on December 15, 1998 (comprising 18,406,656 Class A Shares and 7,886,290 Class B Shares for all the Selling Stockholders) as well as any Shares thereafter acquired by it, including upon the exercise of Stock Options (as defined in the Offer to Purchase). In addition, the Selling Stockholders have agreed to sell to the Purchaser, and the Purchaser has agreed to purchase, all the Selling Stockholders' Shares (including those acquired after the execution of the Stockholder Agreement) at a price per share equal to the Offer Price (as defined in the Offer to Purchase), subject to certain conditions. Under the Stockholder Agreement, each Selling Stockholder has granted to certain individuals designated by Parent an irrevocable proxy with respect to the Shares subject to the Stockholder Agreement to vote such Shares under certain circumstances. The Purchaser's right to purchase and vote the Shares subject to the Stockholder Agreement is reflected in Rows 8 and 10 of each of the tables above, which information takes into account all Stock Options owned by the Selling Stockholders on December 15, 1998. A copy of the Stockholder Agreement is attached hereto as Exhibit (2)(c), and the Stockholder Agreement is described more fully in Section 12 of the Offer to Purchase dated December 16, 1998 (the "Offer to Purchase") attached hereto as Exhibit (2)(a).

+ The Class B Shares are non-voting securities and are not a class of equity securities which is registered pursuant to Section 12 of the Act. Pursuant to the terms of the Agreement and Plan of Merger dated as of December 15, 1998 among Parent, the Purchaser and the Company (the "Merger Agreement"), the Purchaser has the right to exchange each Class B Share received in the Offer for a Class A Share. A copy of the Merger Agreement is attached hereto as
  Exhibit 2(b), and the Merger Agreement is described more fully in Section 12 of the Offer to Purchase. On December 15, 1998, there were 7,886,290 Class B Shares outstanding, all of which were owned by the Selling Stockholders.

ITEM 1.  SECURITY AND ISSUER

     (a) This Schedule 13D relates to Class A Common Stock, par value $0.01 per share (the "Class A Shares") of The Petersen Companies, Inc.

     (b) The issuer is The Petersen Companies, Inc., a Delaware corporation.

     (c) The address of the issuer's principal executive office is 6420 Wilshire Boulevard, Los Angeles, CA 90048.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)-(c) and (f) This Schedule 13D is being filed by EMAP Acquisition Corp., a Delaware corporation (the "Purchaser"), and EMAP plc, an English public limited company ("Parent"). The Purchaser is a wholly owned subsidiary of Parent. Information concerning the principal business and the address of the principal offices of the Purchaser and Parent is set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of the Purchaser and Parent are set forth in
Schedule I to the Offer to Purchase and are incorporated herein by reference.

     (d) and (e) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

     (a)-(g) and (j) The information set forth in Section 12 ("Purpose of the Offer; the Merger Agreement; the Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

     (h) and (i) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)-(c) The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     (1)(a) Loan Agreement dated as of December 15, 1998, among Parent and the Lenders party thereto.

     (1)(b) Bridge Loan Agreement dated as of December 15, 1998, among Parent and the Lenders party thereto.

     (2)(a) Offer to Purchase dated December 16, 1998.

     (2)(b) Agreement and Plan of Merger dated as of December 15, 1998, among Parent, the Purchaser and the Company.

     (2)(c) Stockholders' Agreement dated as of December 15, 1998, among Parent, the Purchaser and certain stockholders of the Company.

     (3)    See Exhibit (2)(a).

     (24) Power of Attorney from Parent to Christopher R. Innis, dated as of December 14, 1998, evidencing such person's authority to sign on behalf of Parent.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          EMAP Acquisition Corp.,

                                          by: /s/ CHRISTOPHER R. INNIS

                                            ------------------------------------
                                            Name: Christopher R. Innis
                                            Title: President, Secretary and
                                              Treasurer

                                          EMAP plc,

                                          by: /s/ CHRISTOPHER R. INNIS

                                            ------------------------------------
                                            Name: Christopher R. Innis
                                            Title: Director of Corporate
                                              Strategy

Date: December 16, 1998

EXHIBIT NO.                             DOCUMENT
-----------                             --------
    (1)(a)    Loan Agreement dated as of December 15, 1998 among Parent
              and the Lenders party thereto.
    (1)(b)    Bridge Loan Agreement dated as of December 15, 1998, among
              Parent and the Lenders party thereto.
    (2)(a)    Offer to Purchase dated December 16, 1998.
    (2)(b)    Agreement and Plan of Merger dated as of December 15, 1998, among Parent, the Purchaser and the Company.
    (2)(c)    Stockholder Agreement dated as of December 15, 1998, among
              Parent, the Purchaser and certain stockholders of the
              Company.
    (3)       See Exhibit (2)(a).
   (24)       Power of Attorney from Parent to Christopher R. Innis, dated as of December 14, 1998, evidencing such person's authority to sign on behalf of Parent.

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